

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Wolfgang Maasberg
Chief Executive Officer & President
Lyris, Inc.
6401 Hollis Street, Suite 125
Emeryville, CA 94608
Also via facsimile at: (510) 844-1598

> **Re:** **Lyris, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 22, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 333-82154**

Dear Mr. Maasberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1. Business

Intellectual Property, page 9

1.   We note your general disclosure regarding the company's patent applications. Please advise what consideration you gave to disclosing the duration of such patents, in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Item IA. Risk Factors

"We are subject to evolving and expensive corporate governance regulations…," page 19

2.   You indicate in this risk factor that the company filed late its Current Report on Form 8-K under Item 507 in July 2010. Please advise what consideration you gave to discussing the consequences of this late filing, such as its impact on the company's Form S-3 eligibility. Also, please tell us what consideration your principal executive and principal financial officers gave to your failure to file timely the report in making their effectiveness conclusion regarding your disclosure controls and procedures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.   We note that deferred revenue includes amounts billed in advance for your hosting contracts, which are typically prepaid on a monthly, quarterly or annual basis. Since it appears that you do not always invoice for the entire arrangement up-front, tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your subscription arrangements. We refer you to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from such arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your Management's Discussion and Analysis disclosures.

4.   Aside from your discussion of certain post year-end events, your "Overview" appears to be more in the nature of a summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. In this regard, we note discussion of the company's reorganization plan in Note 15 to the Notes to the Consolidated Financial Statements (pursuant to which the company expects to incur severance costs of $0.4 million and terminate approximately 15% of its workforce) Refer to Section III.A of SEC Release No. 33-8350.

Financial Results of Operations for Fiscal Years 2009 and 2010, page 23

5.   We note your discussion of results of operations where you refer to various factors that have impacted your cost of revenue and other operating expenses without quantifying the impact of each factor. For example, you attribute the increase in cost of revenue primarily to an increase in employee related expenses which partially resulted from an increase in headcount. You also indicate several other factors which contributed to the

increase in such costs. Where a material change is attributed to two or more factors, tell us how you considered quantifying each factor, including any offsetting factors, that contributed to such change in your operating results discussion. In addition, tell us your consideration to provide comparative headcount data to assist in explaining the fluctuations in your cost of revenue and other operating expenses. We refer you to the guidance of Section III. D of SEC Release 34-26831.

Liquidity, Capital Resources and Financial Condition

Cash and Cash Equivalents, page 26

6.   We note your revenues increased by approximately 2% during fiscal 2010 compared to fiscal 2009, while your accounts receivable increased approximately 8%. Please tell us how you considered disclosing the reasons for changes in accounts receivable and/or providing a days sales outstanding analysis for each period presented. We refer you to Item 303(a)(1) of Regulation S-K.

Revolving Line of Credit, page 27

7.   We note that as of June 30, 2010 there were no amounts outstanding under the company's revolving credit line with Comerica Bank. We further note that the company later amended its loan agreement to revise certain financial covenants and waive compliance with the EBITDA financial covenant for the August 2010 measuring period. Please advise whether the company was in compliance with all covenants under the loan agreement as of its fiscal year end and what consideration you gave to disclosing such information here.

Critical Accounting Policies and Estimates

Goodwill, Long-lived Assets and Other Identifiable Assets, page 30

8.   We note your discussion regarding goodwill as a critical accounting policy where you indicate that the fair value of the reporting unit exceeded its carrying value at June 30, 2010. Please clarify whether you determined that the estimated fair value of your reporting unit was substantially in excess of its carrying value and if so please disclose this determination in future filings. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test and discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting units. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350

Item 9A. Controls and Procedures, page 55

9.   We note your statement under "inherent limitations on effectiveness of controls" that "a control system, no matter how well designed and operated, can provide only reasonable, and not absolute assurance that the control system's objectives will be met." If you continue to use this "reasonable assurance" language, you should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

10.   We note your statement that there were no changes in your internal control over financial reporting "during the fiscal year 2010" that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please revise to disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report). We refer you to Item 308T(b) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Directors, page 56

11.   Please advise what consideration you gave to discussing each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation

Annual Bonus Plan, page 61

12.   You note that annual incentive bonuses are based on achievement of both individual performance and company performance. However, you have not included a discussion of the specific individual and company performance objectives or their impact on compensation determinations. Please expand your discussion to provide additional detail and analysis regarding how the achievement or non-achievement of individual and company performance goals impacted actual compensation for each named executive officer during fiscal year 2010. In this regard, we note that the company did not achieve the established performance targets, but that all named executive officers received a bonus. We would expect such analyses to include discussion of all bonus criteria for fiscal year 2010 (including how such factors were weighted), whether any named

executive officers satisfied their pre-established individual performance targets, and to what extent the Compensation Committee exercised discretion in awarding or withholding payouts pursuant to the bonus plan.

Form 10-Q for the Quarter Ended September 30, 2010

Note 1. Nature of Business and Basis of Presentation

Revenue Recognition, page 7

13.   We note that you adopted ASU 2009-13 on a prospective basis (effective July 1, 2011) for multiple element arrangements that include subscription services and professional services. With regards to the adoption of this new guidance, please explain further the following:

- You indicate that your subscription services have standalone value as such services "are often sold separately," however, you use estimated selling price ("ESP") to establish fair value for the subscription services included in multiple element arrangements as you do not have VSOE for such services. Considering such services are often sold separately, explain further why you are unable to establish VSOE for your subscription services;
- For multiple element arrangements entered into prior to July 1, 2010, explain further how you determined fair value for the hosting services included in such arrangements and tell us why you are unable to use similar methodologies for establishing fair value under the new guidance. To the extent you were historically unable to determine fair value for such services, please clarify how you were able to account for these arrangements as separate units of accounting without establishing fair value for this undelivered element;
- Tell us the amount of revenues recognized during fiscal years 2010 and 2009 from both (a) multiple-element arrangements in which revenues were recognized separately for professional, subscription and maintenance services and (b) multiple-element arrangements that did not qualify for separation and accordingly were recognized ratably over the subscription term as one unit of accounting. To the extent the revenues from (b) were significant to total revenues, please clarify whether you now account for revenues from similar-type arrangements, entered into or materially modified after July 1, 2010, as separate units of accounting. If so, explain further why the adoption of ASU 2009-13 did not have a material impact on your financial statements. If you continue to account for such arrangements as a single unit of accounting, explain further why these arrangements did not qualify for separation under the new guidance;
- Tell us how you account for the maintenance services included in your multiple element subscription arrangements under both the previous and new guidance;
- You indicate that significant factors considered when determining ESP include market conditions, underlying costs, promotions and pricing history of similar

services. Please tell us and expand your disclosures to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2; and

- Please clarify whether you expect the adoption of the new guidance will have a material effect on periods subsequent to the period of adoption and tell us how you considered disclosing the impact on future periods pursuant to the guidance in ASC 605-25-65(c)(4).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Matthew Crispino, Staff Attorney, at (202) 551-3456.

Sincerely,

Kathleen Collins
Accounting Branch Chief